CORRESPONDENCE LETTER

Jennifer López (for)
Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: FutureLand Corp.
Amendment No. 2 to Current Report on Form 8-K
Filed July 27, 2015
File No. 000-53377

Dear Jennifer:

We are in receipt of you letter dating August 13, 2015. We have reviewed your Comments and have responded to these comments declared below and have amended our 8-K per your request on August 27, 2015. Also please see "Prior Correspondence with Commission", on April 4, 2014 as Exhibit 1.

General

1. We have reviewed your response to comment 1, in which you provide a list of the company's intellectual property assets as well as a description of certain plans, studies and budgeting activities that you conducted prior to the reported transaction.  Alone, without further information, these actions do not support the conclusion that your company was not a shell company.  In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2014, you state that you "are in the planning phase of developing [the AEGEA] community." This is consistent with the description of your business in your Form 10-Q for the fiscal quarter ended March 30, 2015, wherein you state that that "[t]he company has no revenues and activities consist of organizational activities, capital raising, and developing the business plan." Finally, your financial statements in your Form 10-Q do not report any assets. If you have additional information that you believe disqualifies your company from being a shell company prior to the reported transaction, please share it with us. Alternatively, please amend your Form 8-K to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K.

Response:

The enquiry made by the Commission is for an explanation as to the status of Aegea, Inc. as it existed prior to the merger and acquisition of FutureLand Properties LLC on March 10, 2015 and effected through the agreements, as related to the definition of whether the Company was or could have been considered a "Shell" company as defined in §17 CFR 230.405. In order to be considered a Shell company, the following definition applies:

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and
(2) Either:
(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

As discussed herein, and as available with back up documentation from former management who controlled operations of Aegea, Inc. which assets and operations for the Aegea project now exist in Aegea Entertainment, LLC of Florida, such operations were not just not nominal, but were very significant by any view, as well as assets in the form of intellectual property holdings and work product that was anything but nominal as well. It is more than abundantly evident that Aegea during all material times, never fit the definition of a "Shell" under such an examination.

In responding to this enquiry, it should be noted that the prior management of the Company, had responded to an SEC enquiry from the Commission, from the New York Office, Division of Enforcement on April 3, 2014, regarding a number of related press releases and announcements that were made by the Company after they had taken control of the Company. That response is attached as an Exhibit to this response. Indeed a great deal of information was contained in that response that was related to operations of the Company from the time of the initial acquisition of Aegea, LLC until the response of April 3, 2014. The below and included information herein deals with the operations of the issuer that were still ongoing until and beyond the Exchange Agreement of March 10, 2015, which was the acquisition and change of business with FutureLand Properties. As well at the end of this response is the list of provided materials to the Commission in such April 3, 2014 response, and which is still available to be sent for your enquiry as necessary here.

What is shown below is that Aegea, Inc. had substantial operations in the form of its very large scale business plan for the building of a mega-resort and community in South Florida. The activities that are shown below were all occurring during, and even after the Exchange Agreement with FutureLand Properties. Since the time that the Aegea project was rolled out of the issuer, it is telling that the Aegea project continues to this day in the private entity of Aegea Entertainment, LLC

Prior Corporate Business Structure

On July 22, 2013, the Company completed the acquisition of a 100% interest in Aegea, LLC pursuant to the terms of the March 30, 2013 Share Exchange Agreement (the "Share Exchange Agreement") by and among Aegea, LLC, the members of AEGEA, as amended by an Amended and Restated Share Exchange Agreement among the parties dated as of June 5, 2013.

At that time and until the Share Exchange Agreement with FutureWorld Corp. for the purchase of all the assets and entity of FutureLand Properties, LLC on March 10, 2015, the Issuer had a vast history of business plan development, architectural planning, economic impact studies for its project, zoning work and studies on location, negotiation with land owners, contracting for such land purchase, development and securitization of intellectual property in the form of trademarks, copyrights and works, development of financial resources for the land purchase and development of its projects, entry into material agreements for such financial matters with large financial entities, work with local and Federal politicians for such matters, and numerous other activities cited herein.

Most relevant to this response is the fact that with Aegea's operations rolling out of the current issuer to a private entity, the Aegea project is STILL ongoing in the land purchase and development business of the very same project described herein. Most importantly, and succinctly to this enquiry, the Aegea operations did not cease, and continue to develop in the new entity of Aegea Entertainment LLC located 1751 West Tenth Street, Riviera Beach, Florida 33404. There was never a stoppage of the business of Aegea to this day, and certainly during the time period that Aegea was in the public company. .

Past and Ongoing Aegea Land Development and Project

Prior to the acquisition of FutureLand Properties, Aegea had expended well in excess of $2,000,000.00 in the project development, including the time in the public company during the relavent period. These matters were all reporting in the course of filings as past and ongoing expenditures. From the inception of Aegea the project had focused on a targeted location and land for the development of the Aegea project.

Aegea entered into research and studies at great expense as to the appropriate and targeted areas for the project. Aegea as reported did enter into a land contract with a group for the purchase of a large land parcel in the targeted area, but that area was not the only target that would have supported the planned project. Various parcels of land comprising approximately 26,000 acres or approximately 40 square miles were identified for possible acquisition. Some of the parcels have entitlements including a taxing district, utility district, turnpike interchange (process started), and certain drainage approvals. Aegea sought to acquire a targeted land parcel (the Evans Property as announced and contracted) at agricultural land prices since most of such land was undeveloped or has been used for growing crops or raising livestock.

Aegea also entered into agreements for such location site to be sued to qualify as a Targeted Employment Area ("TEA") under the United States Citizenship and Immigration Service ("USCIS") EB-5 Visa Program (the "EB-5 Program") such that we can accept certain designated investment amounts from EB-5 Investors.  See "Business - EB-5 Funding Program." A TEA is either in a high unemployment area, (calculated as an area with an unemployment rate that is at least 150% of the national average), or a Rural Area ("RA"), which would, and still would apply to Aegea.

While the list of activities and operations that occurred in Aegea is extensive, the following matters are a non-exhaustive list of matters that were ongoing in Aegea during the time frame that the Aegea operations resided in the Issuer public company and in particular April 2014 through March 2015 as reported by former management for purposes of this enquiry.

Operations and Business Activities
During such applicable time period of April 2014 through March 2015, the issuer had substantial operations and activities which included the following matters.  All of the following matters can be substantiated through emails, communications, interviews, correspondence, agreements and other matters as necessary through Aegea Entertainment, LLC, the current private entity where all such activities reside after the Exchange Agreement with FutureLand Properties occurred.  All of this business is ongoing and confirmable through the numerous involved parties who are still involved with such large scale development. These activities show that there were substantial operations and more than minimal if not significant assets in Aegea at all operable times.
a.             Aegea Project Site diligence and contracting. Aegea has and continued to perform due diligence on land parcels for the proposed Aegea site in Okeechobee Florida, including cost intensive surveys performed and paid for on the Evans parcels. Aegea performed numerous due diligence on such property through multiple meetings with land owners, including Evans, Diaz and Alderman, negotiating land prices, including the makeup of land purchase contract. Aegea entered into and executed contract with Diaz Farms and placed $250,000 deposit. Aegea paid for an put together three land contracts with real estate lawyers for such parcels for the purchase and options of the purchase of the approximately 16,000 acres.

·     Aegea worked with Crossroad Environmental on evaluation of cornerstone land parcels, including flora and fauna, archeological issues through the State of Florida, water and environmental issues, were all assessed and evaluated through studies. Aegea performed evaluations of the Evans parcel for a water farm plan and feasibility study. Aegea investigated water use, and farm issues with contacts and diligence at the State of Florida. Appropriate county zoning negotiations and contacts with the County continue on these matters as well as with the State of Florida through numerous departments.

There existed and continues to exist strong government support for the Aegea project because of the potential economic impact on Florida, including the creation of 75,000 jobs based on the Economic Impact Study completed by Dr. Michael Evans. Such economic study continues to exist as a basis for the project.

b.            Aegea Team and Project Development. Aegea had during such time period, and still utilizes a team of approximately 30 consulting business team members working on Aegea in various capacities in many varied industries to carry out its development project. During the time period Aegea continued to develop strategic relationships with approximately 40 companies who will be involved in the creation and building of Aegea, including architects, land planners, concept developers, creative designers, engineers, etc. who have experience in mega destination projects like Disney and Universal. During such time Aegea developed and continued to update its business plan further, including financial models and construction/development budgets for the multi-layered project.  All of these can be confirmed through Aegea Entertainment, LLC.

Aegea had numerous meetings with Enterprise Florida to develop a strategy for Aegea and the State of Florida for the development of its mega project. Aegea brought in Steve Precourt as an Aegea team member, who is a civil engineer but was also a recent State of Florida House Majority Leader for the State House of Representatives in Florida.

Aegea brought in architect, Michael Curtis, a renowned architect and sculptor as a team member for Aegea.  Michael has developed hundreds of pages of plans for the city of Aegea and has assembled a team of the world's top new urbanists in the world as well as garnering a petition for Aegea from hundreds of artists, architects, planners and artisans from around the world in support and want of such a project and place as an architectural and artist emplacement.

Aegea brought on as its chief architectural consultant Michael Lingerfelt to head up architecture for the Aegea project.  Michael was the former architect for Disney and chiefly responsible for Disney's Animal Kingdom.

Created a relationship with Dr. Richard Fogelsong, who evaluated the Aegea project.  Dr. Fogelsong is faculty president and a professor at Rollins College as well as an urban planner and the author of "Married to the Mouse," the definitive book on the history of Walt Disney World.

c.	EB-5 Financing. As previously and extensively disclosed to the Commission, Aegea has established plans and agreements for the use of EB-5 for job creation, financing and development of its project. Such matters continue to this day in the private entity as they existed previously in the Issuer. Aegea drafted multiple EB-5 agreements. While AEGEA has been seeking direct EB-5 investors, EB-5 consultants and Regional Center owners worked with and continue to work with Aegea on the best approach to secure significant interest from EB- 5 investors would be to market to them after the Company acquires the land for the project.

Aegea completed and utilized a study on the EB-5 project for investment and activities working with EB-5 lawyers. Met with approximately six EB-5 regional centers in Florida. Entered into an agreement with an EB-5 regional center in Sarasota. Such activity continues to this day.

d.	Aegea Project Investment and Financing. Aegea had, and continues to have significant financing and investment activities which are tied to the Aegea project, and not equity in the issuer formerly, or now. Given the large scale of the Aegea project, the financing relations developed by Aegea were during the relative time period very pronounced and continue for the project to this day. Aegea had as disclosed previously entered into various brokerage firm agreements with Wellington Shields, a broker dealer in NY that has been a member of the NYSE since 1925. Such agreement with Wellington Shields during such time included a bond placement agreement which was communicated to the Commission previously. Agreements including a investment banking, EB-5 placement agency, and bond offerings. Aegea principals met with, and continue to meet with dozens of investor groups throughout Florida, the U.S. and the world, including trips to Doha, Qatar, Dhaka, Bangladesh, Beijing, China, Kuwait City, Kuwait, and Hong Kong. Aegea had hundreds of conversations with potential investors throughout the world, including Dubai, Egypt, China, London, etc. Developed relationships with investment banks like Goldman Sachs, Morgan Stanley, Oppenheimer, etc. which continue to this time for the purposes of financing of the project, which is not based on equity financing. Brought in Rick Sanchez as an Aegea consulting team member. Rick was a former anchor at CNN. He currently has his own radio show and is a Fox News contributor. Rick has produced a video on Aegea and is its narrator.

e.	Aegea intellectual property and securitization of intellectual property. Aegea intellectual property holding and securitization was and still is ongoing as Aegea has expended vast sums on the securitizations of numerous trademarks and intellectual property. Filed numerous trademark applications with the U.S. Patent and Trademark Office, including AEGEA, Toyland, Oceanis, Athletica, etc. During such time Aegea developed a various public and secured versions of the AEGEA website at appreciable cost.

Aegea's intellectual property, included and continues to include an ever-increasing list, and encompasses dozens of Aegea-related URLs, a website (password protected), various brochures and website copy in multiple languages, a nine minute video about Aegea, and various trademarks filed to protect certain names and the Aegea logo.  In addition, Aegea has created and continues to create hundreds of unique concepts, including site plans, artist renderings, logos, rides, project dynamics, and financial models.  There are thousands of pages of documents including: various business plans, operating budgets, development and construction budgets, a project program, and due diligence materials such as professional reports related to land, and an economic impact study.  Board members and management have signed Work-for-Hire Agreements and assignments so that these assets are owned by the Company.  A separate subsidiary was formed to hold Aegea's intellectual property, called AEGEA IP Holdings, LLC.  Over the past two years, AEGEA has been working with a seasoned intellectual property law firm on such matters.

Some of the trademarks that have received a Notice of Allowance from the U.S. Patent and Trademark Office include Toyland (international themed entertainment village for toy and game companies and Christmas), Oceanis (water resort), Athletica (sports complex), AEGEA and AEGEA World Resort.  These marks have certain dates for required usage.

Other marks filed for or were or are in the process of being filed include:
•	"Hydromagic" (fountain show) and "SkyView 360;"
•	The names of the entertainment and lifestyle villages like "The Haunted Village," "The Heartland Experience," "The Blue Frontier," "The World of Flight," "The Cosmos," and "The Wonders of Earth;"
•	The sports complex, called "ATHLETICA;"
•	Certain areas of AEGEA including "Paradise Lagoon;" and the central entertainment and transportation hub;
•	Expressions, such as the AEGEA acronym "Attractions and Entertainment in a Global Exhibition of Architecture," "Entertainment Living," "Find Your Place in Our World," "Timeless," and "Live AEGEA;"
•	Website expressions such as "Real. Entertainment.," "Where Champions Come to Play," "Lost World Discovered," "A Place Like No Other," and "History. History Making;"
•	Rides, including "Everglades," "Wild River Falls," "Dino Encounter," "Air Borne," "Hypersonic Test Flight," "Galactic Odyssey," "The Infinite Universe," "Challenge 500," and "World Car Expo;" and
•	The Octopus as a symbol for AEGEA.

The URLs include:
•	Toyland.com
•	AEGEA.com
•	AEGEAworldresort.com
•	AEGEAinc.com
•	AEGEAsports.com
•	AEGEAmedia.com
•	AEGEAcareer.com
•	AEGEAjobs.com
•	AEGEAlife.com
•	AEGEAlife.net
•	AEGEAparks.com
•	AEGEApictures.com
•	AEGEAchannel.com
•	AEGEAproduction.com
•	AEGEAvacation.com
•	AEGEAcruise.com
•	AEGEAfinance.com
•	AEGEAmember.com

•	AEGEAevents.com
•	AEGEAdevelopment.com
•	AEGEArealestate.com
•	AEGEAstore.com
•	AEGEAradio.com
•	AEGEAgames.com
•	AEGEAmobile.com
•	AEGEAworld.com
•	LiveAEGEA.com

f.          Governmental relations and negotiations. Aegea had and continues to have numerous meetings with St. Lucie County Chairman of the Board of County Commissioners regarding the St. Lucie County Airport as the future international airport for Aegea's project. Developed a relationship with the former Ambassador for S. Africa to Greece and Germany, Tamas Felligi. Developed a relationship with All Aboard Florida, the rail system that is planned to connect South Florida to Orlando. Aegea had and continues to have multiple meetings and relations with numerous local governmental officials, including St. Lucie County Commissioners, Indian River County Commissioners, Okeechobee County Commissioners, State Senator Denise Grimsley, Representative Cary Pigman, etc. Aegea has met with current U.S. Congressman for Florida regarding Aegea project, including, Congressman Patrick Murphy, Congressman Vern Buchanan, Congressman Tom Rooney, Congressman Jeff Miller, former Congressman Mark Foley and former Congressman Jose Garcia. Aegea met with various lobbyists from Florida and NY to develop potential investor connections and continues such relations. Aegea has and continues to work and communicate on analyzing the film tourism laws for the State of Florida for incentives. Aegea has also had and continue contact for essential energy infrastructure with meetings and continued contact with Florida Power and Light (FPL) regarding power grid requirements for the Aegea site and project.

Since the community of the Aegea site will have a Special District, tax free bond financing will be available, subject to State regulations, all of which Aegea, its investment firms, and consultants continue to pursue as an excellent low-cost, non-dilutive means of financing the necessary infrastructure.   This funding has to have a public purpose, and can be used in a multitude of areas, including building the Florida Turnpike interchanges, roads and road improvements, bridges, schools, hospitals, buildings, stadiums, parks, public housing, sewer, water systems, power utilities, and various public projects throughout the Aegea project. This all continues to be applicable as it did while the Aegea project resided in the Issuer.

Other financing incentives will be made available through Enterprise Florida, Inc. ("EFI"), a public-private partnership between Florida's business and government leaders.  Aegea had been and continues working with EFI for over two years through a national tax accounting firm, to determine the economic benefits and incentives available to Aegea, including tax incremental financing, tax abatements, job credits, and expedited governmental approvals from various State and County agencies.

g.	Ongoing Site Development Projects of Aegea and Prior Actions. During all such relevant time period queried by the Commission, Aegea worked on the site being the home of many large scale attractions. All of these continue to this day as they did during the time Aegea resided in the Issuer. The bringing of a spring training baseball team to the Aegea site when built as a stage one project, namely the Washington Nationals. Aegea has had and continue communications with the team owner. Worked with AEGEA team on developing the Toyland entertainment village concepts, including a direct sales website for toys and games. Have worked and continued communications for bringing a David Becham soccer stadium to the Aegea project. Continued discussions with members of the U.S. Olympic Committee regarding Athletica, the AEGEA sports complex, which was designed to become a permanent site for the Summer Olympic Games. Developed many conceptual site plans for AEGEA and its components, including the central hub (Acquatera), cultural villages, entertainment villages, etc. working with various architectural firms. Created relationships with various equestrian groups interested in developing the equestrian villages at AEGEA. Aegea has developed a relationship with Crystal Lagoons and various other water technology companies for AEGEA's crystalline waterways and inland sea.

Introduced the Aegea project at the Cannes Film Festival to companies like Dreamworks.

Aegea continues to develop relationships with numerous corporate contacts, including hospitality firms, entertainment companies, and other potential tenants for AEGEA.

Conclusion

The above cited matters show substantial operations that existed in the Issuer when it was occupied by the Aegea project development. The matters which were present were indeed very large in scope and operations, expenditures of resources, work, business planning, expertise of varied and numerous levels, vast consulting and governmental relations, securitization of intellectual property, intellectual property holdings, land diligence, financing operations, contracting, agreements, consulting matters, architectural matters, and the plethora of ongoing project development matters all show that the Company, under the Aegea operations, was not a Shell as defined in §230.405, since it had, as such project continues to have vase substantial and continuous operations and assets.

Schedule of Documents Previously Provided in April 2014 to the Commission
as to Aegea, Inc. applicable herein and Available upon Request

1.   AEGEA Confidential Private Placement Memorandum dated October 1, 2013.

2.   Engagement Letter from Wellington Shields & Co. LLC dated June 12, 2013.

3.  Economic Impact of Constructing and Operating the AEGEA World Resort a family leisure resort destination, which includes theme park and entertainment components, an International Sport and Education Center, and Residential Communities at Lake Okeechobee, as part of a new EB-5 Regional Center in Florida.

a.  Prepared for: AEGEA World Resort dated June 17, 2012

b.  Prepared by: Michael K. Evans, Evans, Carroll & Associates, Inc., 2785 NW 26th
St., Boca Raton, FL 33434.

4.   Memorandum of Understanding with Florida EB-5 Regional Center, LLC dated October 3, 2013.

5.   EB-5 Consulting and Fee Agreement with Capital One Resource Co., Ltd. dated October 22, 2013.

6.   Engagement Letter from Wellington Shields & Co. LLC dated August 28, 2013 and signed September 3, 2013.

7.   Amendment to Wellington Shields & Co. LLC Placement Agent Agreement dated February 5, 2014.

8.   Engagement Letter from Wellington Shields & Co. LLC (Bond Offering) dated October 21, 2013 and signed March 31, 2014

9.   Marketing and Consulting Agreement with CorProminence, LLC dated August 1, 2013.

2.  We have reviewed your response to comment 2 and your belief that the company's actions with respect to the reverse stock split complied with legal requirements in the state of Colorado. We remind you, however, that as a reporting company with securities registered pursuant to Section 12(g) of the Exchange Act, you are also subject to the proxy and information statement requirements of Section 14 of the Exchange Act.  Please confirm to us your understanding of the foregoing.

Response:

The Issuer hereby acknowledges that it is subject to the Section 12(g) of the Exchange Act, and will comply with such proxy and other information statements as such will apply to all future actions of the Issuer.

Item 2.01 Completion of Acquisition or Disposition of Assets

3. We note your revised disclosure in response to comment 3 that "the transfer was completed on June 1, 2015," and that "the Exchange Agreement became effective on June 9, 2015."  Please tell us what was "transferred" on June 1, 2015 and what actions specifically were not consummated until June 9, 2015.  In this regard, we reemphasize the disclosure in your Form 10-K for the fiscal year ended December 31, 2014, wherein you state that as of May 19, 2015, FWDG and Talari Industries collectively owned 27,845,280 shares of common stock, suggesting that some or all of the actions related to the Exchange Agreement had been completed prior to June 1, 2015.

Response:

Corrections have been made on the third filed amended 8-K on August 27, 2015.

4. We note your revised disclosure in response to comment 4 and we re-issue the comment in-part.  Please identify the provisions of the Exchange Agreement, attached as Exhibit 2.1 to your Form 8-K filed on June 23, 2015, that provide for the purchase of FLP by AEGEA and the issuance of 27,845,280 shares of the company's common stock to FWDG.  In this regard, we note your statement on page 4 that the Exchange Agreement effects a "transfer [of] all rights and assets by FLP into AEGEA."  Please also note that the Schedules to Exhibit 2.1 appear to be blank.

Response:

Corrections have been made on the third filed amended 8-K on August 27, 2015.

Item 3.02

5. Please revise your disclosure to include the date on which the company sold and issued 27,845,280 shares of common stock to FWDG and the specific consideration received by the company for the foregoing.  In this regard, we note that based on your disclosure on page 33, it is unclear whether the securities were issued on March 10, 2015, June 1, 2015, or June 9, 2015. Refer to Item 3.02(a) of Form 8-K and Item 701(a) and (c) of Regulation S-K.

Response:

Corrections have been made on the third filed amended 8-K on August 27, 2015.

We are also providing written statement acknowledging;

1.	FutureLand Corp is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	FutureLand Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely
/s/ Cameron Cox
Cameron Cox – CEO
FutureLand Corp
8/27/2015